January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Chris White, Branch Chief

                  Gary Newberry

                  George Schuler

Re: Cliffs Natural Resources Inc.

          Form 10-K for the Fiscal Year Ended December 31, 2008

          Filed February 26, 2009

          Form 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009

          and September 30, 2009

          Filed May 1, 2009, August 1, 2009 and October 30, 2009

          Response Letter Dated October 16, 2009

          File No. 1-08944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated December 24, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and response letter dated October 16, 2009.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company had requested that it be allowed to respond on or before January 26, 2010. Despite the grant of extension we require additional time to respond to the Comment Letter. Accordingly, we are requesting a further extension to February 1, 2010. This additional time will enable the Company to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-5446.

/s/ George W. Hawk, Jr.
George W. Hawk, Jr.
General Counsel and Secretary